SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K
CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): November 3, 2000

TCF Financial Corporation

(Exact name of registrant as specified in its charter)

Delaware

(State or other jurisdiction of incorporation

001-10253	**41-1591444**
(Commission File Number)	(IRS Employer Identification No.)

801 Marquette Avenue, Mail Code EX0-03-A, Minneapolis, Minnesota 55402

(Address of principal executive offices)

(612) 661-6500

(Registrant's Telephone Number)

Item 9. *Regulation FD Disclosure*

Pursuant to Regulation FD, information is being furnished below with respect to presentations to investors or others that may be made by Mr. William A. Cooper, Chairman and Chief Executive Officer, or other senior officers. This information includes selected financial and operational information through the second quarter of 2000 and does not represent a complete set of financial statements and related footnotes prepared in conformity with generally accepted accounting principles (GAAP). Most, but not all, of the selected financial information furnished herein is derived from the Company's consolidated financial statements and related footnotes prepared in accordance with GAAP and management's discussion and analysis included in the Company's reports on Form 10-K and 10-Q. The Company's annual financial statements are subject to independent audit. Certain financial information has not been prepared in accordance with GAAP. Please refer to the glossary of financial terms at the end of these materials for a definition of the basis of presentation of such information.

The presentation is also available on the company's website at www.tcfexpress.com. TCF Financial Corporation's Annual Report to Shareholders and its reports on Forms 10-K, 10-Q and 8-K and other publicly available information should be consulted for other important information about the company.

TCF Financial Corporation

Reflecting on a
Decade of Progress

1.) Corporate Profile

At June 30, 2000

- $10.9 billion bank headquartered in Minneapolis, 49th largest* in the U.S.

- Businesses include: retail banking, consumer and commercial lending, commercial leasing, mortgage banking, ATMs, and annuity and mutual fund sales

- Initial public offering June 1986

- Repurchased 12.5 million shares since January 1998—13% of shares outstanding (net of reissued)

- Repurchased 1.6 million shares YTD 2000 (net of reissued)

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* Source: Keefe, Bruyette & Woods, Inc., June 30, 2000

2.) Corporate Profile

At June 30, 2000

- Bank branches located in five mid-western states

Colorado	11
Illinois	164
Michigan	57
Minnesota	83
Wisconsin	32

3.) Corporate Philosophy

- Generate top-line revenue growth
    - de novo/geographic expansion
    - development of new products/services
- Focus on middle and lower income customers
- Provide convenient financial services through multiple channels
- Emphasize Power Business Lines that create and grow Power Assets® and Power Liabilities®

4.) TCF Growth Strategies

Traditional Branches	Supermarket Banking	New Card Products
Commercial Lending	Supermarket Consumer Lending	Discount Brokerage
Consumer Lending	Debit Cards	Upscale Customer Banking
Mortgage Lending	Leasing & Equipment Finance	Small Business Lending
ATMs	Internet Banking	Debt Waiver
	Campus Banking	Insurance Products
	Small Business Banking	
Core Business	**Emerging Business**	**Strategic Initiatives**

5.) Where We Have Been...

Core
Business

6.) Retail Distribution Growth

+7%*

	Dec-91	Dec-92	Dec-93	Dec-94	Dec-95	Dec-96	Dec-97	Dec-98	Dec-99	Jun-00
Supermarket Branches	20	20	27	27	38	48	63	160	195	207
Traditional Branches	58	60	106	106	147	148	158	151	143	140
Total	78	80	133	133	185	196	221	311	338	347

---

* Twelve-month growth rate

7.) Commercial Lending

+24%*

	Dec-91	Dec-92	Dec-93	Dec-94	Dec-95	Dec-96	Dec-97	Dec-98	Dec-99	Jun-00
					($ millions) As originally reported					
Commercial Business	87.4	78.4	89.4	100.4	167.9	157.1	240.2	289.1	351.4	365.8
Commercial Real Estate	729.1	676.8	687.2	634.8	967.8	858.2	859.9	811.4	1,073.5	1,192.0
Total	816.5	755.2	776.6	735.2	1,135.7	1,015.3	1,100.1	1,100.5	1,424.9	1,557.8

---

* Twelve-month growth rate

8.) Commercial Loans

As of 6/30/00 or YTD annualized

- Commercial Real Estate—$1,192 million, 23% apartment loans
- Commercial Business—$366 million
- Five national shared loans—$40 million
- Yield 8.55%
- Over-30-day delinquency rate .08%
- Net recovery .08%
- CRE location mix 89% Midwest,11% Other
- Approximately 96% secured

9.) Consumer Home Equity Lending

+16%*

	Dec-91	Dec-92	Dec-93	Dec-94	Dec-95	Dec-96	Dec-97	Dec-98	Dec-99	Jun-00
					($ million) As originally reported					
80% or less	N/A	N/A	N/A	N/A	N/A	N/A	N/A	970.2	949.0	956.8
Over 80-90%	N/A	N/A	N/A	N/A	N/A	N/A	N/A	453.5	570.6	614.0
Over 90-100%	N/A	N/A	N/A	N/A	N/A	N/A	N/A	48.5	398.9	456.3
Over 100%	N/A	N/A	N/A	N/A	N/A	N/A	N/A	54.0	56.5	49.2
Total	654.2	722.2	759.2	875.4	1,113.0	1,294.0	1,520.0	1,526.2	1,975.0	2,076.3

---

* Twelve-month growth rate

N/A Not available

10.) Consumer Home Equity Loans

As of 6/30/00 or YTD annualized

- Consumer home equity loans and lines of credit 49% variable rate and 51% fixed rate

- 69% are closed-end loans

- Yield 9.98%

- Over-30-day delinquency rate .89%

- Net charge-offs .13%

- Average current loan to value 81%

- Average FICO score 690

- Average debt to income 33%

11.) Debit Card and ATM Revenue Growth

+19%*

	1991	1992	1993	1994	1995	1996	1997	1998	1999	2000
					($ millions)					
First Quarter	3.1	3.0	3.2	3.9	4.1	4.9	6.3	10.1	14.4	17.4
Second Quarter	3.0	3.3	3.4	4.0	4.6	5.1	7.3	12.6	16.9	19.9
Third Quarter	2.9	3.2	3.5	4.1	5.0	5.5	8.4	13.5	18.0	
Fourth Quarter	2.8	3.2	3.5	4.1	4.7	6.0	8.8	14.3	17.8	
Total	11.8	12.7	13.6	16.1	18.4	21.5	30.8	50.5	67.1	37.3

---

*   YTD EFT revenue growth rate ('00 vs. '99)

12.) ATMs

June 2000

- 1,381 ATMs in Midwest: 371 on-site, 1,010 off-site, 6th largest among banks*

- 3.5 million transactions per month at TCF ATMs (41% non-TCF deposit customers)

- 1.1 million TCF customer transactions per month at non-TCF ATMs

- 1.2 million ATM cards outstanding of which 1 million are debit cards

---

*   American Banker, December 6, 1999

13.) Where We Are...

Emerging Business

14.) Supermarket—Deposit Growth

+35%*

	Dec-91	Dec-92	Dec-93	Dec-94	Dec-95	Dec-96	Dec-97	Dec-98	Dec-99	Jun-00
Deposits ($ millions)	85	100	198	215	267	304	379	618	826	972
Number of Supermarket Branches	20	20	27	27	38	48	63	160	195	207

*   Twelve-month deposit growth rate

15.) Supermarket Banking

June 30, 2000

- 4th largest supermarket branch franchise in America* with 207 branches

- 2.35% average rate on deposits

- 160 new branches in last three years

- 47 "mature" branches opened more than three years

- Average mature branch has $10 million in deposits and earns an estimated $250 thousand per year in profit**

*   SNL Securities

**   Based on 2Q00 earnings

16.) Supermarket—Fee Income Growth

+33%*

	1991	1992	1993	1994	1995	1996	1997	1998	1999	2000
					($ millions) As originally reported					
First Quarter	N/A	N/A	N/A	N/A	N/A	N/A	N/A	8.8	17.4	23.3
Second Quarter	N/A	N/A	N/A	N/A	N/A	N/A	N/A	13.2	21.6	28.5
Third Quarter	N/A	N/A	N/A	N/A	N/A	N/A	N/A	14.7	23.1	
Fourth Quarter	N/A	N/A	N/A	N/A	N/A	N/A	N/A	16.8	24.6	
Total	2.9	4.4	9.5	12.0	14.1	16.3	22.1	53.5	86.7	51.8

*   YTD supermarket fee income growth rate ('00 vs. '99)

N/A Not available

17.) Chicagoland Expansion (Map)

TCF National Bank Illinois

*   Traditional and Cub Branches

**   Jewel Branches

Lake Michigan

18.) Supermarket Consumer Loans

+38%*

	12/95	12/96	12/97	12/98	12/99	Jun-00
Consumer Loans ($ millions)	68	75	88	108	193	213

*   Twelve-month loan growth rate

19.) Debit Cards

+56%*

		Debit Card Revenue			
	Dec-96	Dec-97	Dec-98	Dec-99	Jun-00
		($ million)			
First Quarter		.3	1.9	3.5	6.0
Second Quarter		.7	2.7	4.8	7.1
Third Quarter		1.1	3.0	5.3	
Fourth Quarter		1.6	3.5	5.9	
Total		3.7	11.1	19.5	13.1
(000's) # of Cards	**3**	**602**	**774**	**929**	**1,008**

- 14th largest U.S. Visa debit card issuer**

- 4.2 million transactions per month

*   YTD revenue growth rate ('00 vs. '99)

**   Source: Visa, at June 30, 2000

20.) Leasing and Equipment Finance

+64%*

	Dec-96	Dec-97	Dec-98	Dec-99	Jun-00
			($ millions)		
			As originally reported		
Total Loans and Leases	0	369	399	493	656

*   Twelve-month loan/lease growth rate

21.) Leasing and Equipment Finance

June 30, 2000

- Purchased Winthrop Resources Corporation—specializing in business-equipment leasing in June 1997

- Launched TCF Leasing, Inc.—specializing in general equipment leasing in September 1999

- Backlog increased by 54% since year-end to $192.9 million

- 46 sales representatives covering the U.S.

- Over 30-day delinquency rate .37%

- YTD net charge-offs .49%

22.) On-Line Banking Accounts

	05/00	06/00	07/00	08/00
Number of Accounts	3,800	8,300	12,500	16,300

23.) Where We Are Going...

Strategic
Initiatives

24.) TCF Express Phone Card

- Launched in February 2000
- Customers earn free long-distance minutes from MCI WorldCom every time they make a purchase totaling $10 or more using their free TCF Check Cards
- Increased activation and usage rate on debit cards
- Additional free service to customers

25.) TCF CommandLine Card

- Launched card in September 1999
- Targeted to new and existing credit line customers
- Higher-yielding product—Power Assets®
- Contributes to EFT revenues
- Taps unused credit lines

26.) Money Manager Preferred Account

- Designed to meet needs of high-end customers
- Competitive money market interest rates
- Money Manager Preferred Card acts like a credit card rather than a traditional debit card
- Purchases are accumulated throughout the month and posted at one time
- Increased fee revenues
- Piloted in Illinois, full roll-out expected later in 2000

27.) New Businesses

- Discount Brokerage
  - De novo
  - Cross selling and account growth opportunities
  - Expanded fee income generation
  - Launch date in early 2001
- Upscale Customers
  - Debit card enhancements
  - Credit lines for brokerage services

28.) New Businesses

- Small Business Lending
  - Loans up to $150,000
- Debt Waiver
  - Piloted in Colorado and Michigan
  - Another source of fee revenue
- Insurance Products
  - Single premium life insurance product
  - Begin selling summer 2000

29.)   How We Are Doing...

Financial
Highlights

30.) Financial Highlights

	2Q00	2Q99	Change
Top-Line Revenue ($ millions)	**$192.6**	$175.1	10%
Net Income ($ millions)	**$ 46.7**	$ 41.0	14%
Diluted Earnings per Share	**$ .59**	$ .49	20%
ROA	**1.73%**	1.60%	13 bps
RORE	**22.19%**	19.81%	238 bps
Diluted Cash Earnings per Share	**$ .61**	$ .52	17%
Cash ROA	**1.80%**	1.67%	13 bps
Cash RORE	**23.09%**	20.73%	236 bps

31.) Power Profits

	2Q00	
Average Balance ($ in millions)	**Balance**	**Income***
Commercial Lending	$1,533	$ 3,854
Consumer Lending.................................	2,279	6,206
Leasing and Equipment Finance	602	5,628
Mortgage Banking	64	221
Total Power Assets®	$4,478	$15,909
Traditional Branches (140)	$5,741	$20,981
Mature Supermarkets (47)	507	3,012
"New" Supermarkets (160)	430	171
Total Power Liabilities®	$6,678	$24,164
Equity		$ 6,684
Total Power Businesses		$46,757
% of Total		96.3%

* Profit center cash net income ($ in thousands)

32.) Diluted EPS Growth


+17%*


	1991	1992	1993**	1994	1995**	1996***	1997	1998	1999	2000
					As originally reported ($)					
First Quarter.................	0.14	0.20	0.20	0.25	0.27	0.36	0.40	0.43	0.44	0.51
Second Quarter	0.14	0.22	0.24	0.28	0.32	0.37	0.42	0.45	0.49	0.59
Third Quarter	0.16	0.25	0.24	0.31	0.34	0.38	0.43	0.42	0.52	
Fourth Quarter	0.17	0.31	0.24	0.32	0.35	0.39	0.43	0.46	0.55	
Total	.61	.99	.92	1.16	1.29	1.51	1.69	1.76	2.00	1.10
Cash EPS	.84	1.07	.95	1.18	1.31	1.53	1.73	1.88	2.10	1.14

* YTD EPS growth rate ('00 vs. '99)

** Before merger-related charges

*** Before FDIC special assessment

33.) Net Income

+12%*

	1991	1992	1993**	1994	1995**	1996***	1997	1998	1999	2000
					As originally reported ($ millions)					
First Quarter	4.3	8.1	9.8	12.2	20.2	26.3	33.0	39.9	37.3	40.7
Second Quarter	4.5	9.0	11.9	13.9	23.4	26.7	34.9	40.2	41.0	46.7
Third Quarter	4.9	9.9	12.1	15.5	24.4	27.0	37.2	36.6	42.8	
Fourth Quarter	5.3	12.6	12.1	15.8	25.5	27.4	39.9	39.5	45.0	
Total	19.0	39.6	45.9	57.4	93.5	107.4	145.0	156.2	166.1	87.4
Cash Net Income	26	43	48	59	95	109	149	167	174	91

* YTD net income growth rate ('00 vs. '99)

** Before merger-related charges

*** Before FDIC special assessment

34.) Net Interest Income

	1991	1992	1993	1994	1995	1996	1997	1998	1999	2000
					($ millions) As originally reported					
First Quarter	27.8	31.4	44.3	45.7	75.6	84.5	90.1	109.2	104.8	106.8
Second Quarter	29.4	35.3	47.1	49.6	79.3	85.9	92.6	107.3	106.7	110.2
Third Quarter	29.7	35.1	46.7	54.5	81.5	85.8	99.9	104.6	106.6	
Fourth Quarter	29.8	37.2	46.3	55.3	82.8	84.0	111.0	104.7	106.1	
Total	116.7	139.0	184.4	205.1	319.2	340.2	393.6	425.8	424.2	217.0

35.) Fees and Other Revenues

+17%*

	1991	1992	1993	1994	1995	1996	1997	1998	1999	2000
					($ millions) As originally reported					
First Quarter	16.7	19.4	23.1	24.6	27.3	30.9	41.0	53.3	63.9	73.0
Second Quarter	19.4	20.6	25.3	25.4	29.1	33.5	45.8	58.5	68.4	82.4
Third Quarter	17.7	20.3	27.7	26.6	30.7	34.8	50.2	66.0	72.1	
Fourth Quarter	19.4	20.2	27.5	26.0	32.7	36.8	51.6	64.7	74.8	
Total	73.2	80.5	103.6	102.6	119.8	136.0	188.6	242.5	279.2	155.4

3.05% of Average Assets in 2Q00
42% of Total Revenues YTD 2000

* YTD revenue growth rate ('00 vs. '99)

36.) Net Charge-Offs

	1996	1997	1998	1999	YTD 2000
Net Charge-offs ($ millions)	15.9	17.9	25.9	26.4	1.1
Net Charge-offs (Excluding Auto) ($ millions)	6	4.1	6.1	5.2	
NPAs/Loans & Leases	.89%	.84%	.69%	.45%	.41%

37.)   Number of Checking Accounts

	Dec-92	Dec-93	Dec-94	Dec-95	Dec-96	Dec-97	Dec-98	Dec-99	+11%* Jun-00
					(000s) As originally reported				
Bank Branches	337	439	443	527	546	605	614	630	641
Free Small Business Checking					8	23	39	53	60
Supermarket Branches	51	71	83	95	115	144	260	361	401
Total	388	510	526	622	669	772	913	1,044	1,102
Rate	.81%	.65%	.65%	.51%	.45%	.45%	.22%	.21%	.23%

*   Twelve-month checking account growth rate

38.)   Fee Revenue Per Retail Checking Account

	1991	1992	1993	1994	1995	1996	1997	1998	1999	2000*
As originally reported ($)	106	115	114	109	111	118	124	143	168	175

*   YTD annualized 6/30/00

39.)   TCF vs. Top 50 Banks*

YTD 6/30/00

	TCF	Top 50 Banks Average
ROA	1.63%	1.26%

	TCF	Top 50 Banks Average
ROCE	22.1%	16.5%

*   Represents the fifty largest banks in the U.S. based on asset size at 6/30/00

Source: Keefe, Bruyette & Woods Securities, SNL Securities, Bigcharts.com and Yahoo.com

40.)   TCF vs. Top 50 Banks*

6/30/00

	TCF	Top 50 Banks Average
YTD Net Interest Margin	4.35%	3.81%

	TCF	Top 50 Banks Average
Price**/LTM Diluted EPS	13.6x	16.3x

*   Represents the fifty largest banks in the U.S. based on asset size at 6/30/00

**   Price at 7/31/00

Source: Keefe, Bruyette & Woods Securities, SNL Securities, Bigcharts.com and Yahoo.com

41.)   Cautionary Statement

This investor presentation contains "forward-looking" statements, such as TCF's philosophy. Forward-looking statements deal with matters that do not relate strictly to historical facts. TCF's future results may differ materially from historical performance and forward-looking statements about TCF's expected financial results or other plans are subject to a number of risks and uncertainties. These include but are not limited to possible legislative changes and adverse economic, business and competitive developments such as shrinking interest margins; deposit outflows; reduced demand for financial services and loan and lease products; changes in accounting policies and guidelines, or monetary and fiscal policies of the federal government; changes in credit and other risks posed by TCF's loan, lease and investment portfolios; technological, computer-related or operational difficulties; adverse changes in securities markets; results of litigation or other significant uncertainties. The investor presentation provides data as of the end of the second quarter 2000 (June 30, 2000). From time-to-time, we may add additional information, but the financial information will generally be updated only quarterly, and thus the data will not disclose current quarter information.

42.)

NYSE: TCB

Glossary of Financial Terms

Cash Net Income

Net income excluding goodwill charges (on an after-tax basis).

Cash Earnings Per Common Share (Cash EPS)

Cash Net Income available to common shareholders divided by weighted average common and common equivalent shares outstanding during the period (diluted Cash EPS).

Cash Return on Average Assets (Cash ROA)

Annualized Cash Net Income divided by average total assets for the period.

Cash Return on Average Realized Common Equity (Cash ROE)

Annualized Cash Net Income divided by average common stockholders' equity for the period, excluding accumulated other comprehensive income (loss).

Fees and Other Revenues

Non-interest income excluding title insurance revenues (a business sold in 1999) and gains or losses on sales of securities, loan servicing, branches and other businesses.

Net Interest Margin

Annualized net interest income (before provision for credit losses) divided by average interest-earning assets for the period.

Profit Center Cash Net Income

Cash Net Income for specific profit divisions as determined for management reporting purposes including all allocations and transfer-pricing conventions deemed appropriate/reasonable by management and subject to modification over time.

Return on Average Assets (ROA)

Annualized net income divided by average total assets for the period.

Return on Average Realized Common Equity (RORE)

Annualized net income divided by average common stockholders' equity for the period, excluding accumulated other comprehensive income (loss).

Top-Line Revenue

Net interest income plus Fees and Other Revenues.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: November 3, 2000

TCF FINANCIAL CORPORATION

By   /s/ NEIL W. BROWN
     Neil W. Brown

Its   Executive Vice President,
    Chief Financial Officer and Treasurer